FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: April 28, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidation of Medical Material Businesses of Kyocera Corporation and Kobe Steel, Ltd. Agreement to Establish “Japan Medical Materials Corporation” (tentative name)

[Translation]

April 28, 2004

To the Press:

Kyocera Corporation

Kobe Steel, Ltd.

Consolidation of Medical Material Businesses of

Kyocera Corporation and Kobe Steel, Ltd.

Agreement to Establish “Japan Medical Materials Corporation” (tentative name)

Kyocera Corporation (Headquarters: Kyoto; President: Yasuo Nishiguchi) (hereinafter referred to as “Kyocera”) and Kobe Steel, Ltd. (Headquarters: Kobe; President: Yasuo Inubushi) (hereinafter referred to as “Kobe Steel”) agreed to establish a new company aiming to become a total medical material manufacturer by consolidating the medical material businesses of both companies as of September 1, 2004.

The name of the new company will be “Japan Medical Materials Corporation” (tentative name) and the amount of its capital will be 2.5 billion yen. Shareholding ratios of Kyocera and Kobe Steel will be 77% and 23%, respectively.

The new company will integrate material and processing technologies for both of ceramics and titanium alloys as well as business resources derived from Kyocera and Kobe Steel, and will promptly establish a business basis as a medical material specialist, which is unique in the world. The new company will conduct business not only in Japan but all over Asia, and will aim to develop its business on a global scale, targeting markets all over the world. Especially in the area of artificial joint business, which is the main product line of the new company, Kyocera and Kobe Steel are No. 1 and No. 2 manufacturers, respectively. And the new company, as a result of the consolidation of the two manufacturers, will aim to become Japan’s premier total medical material manufacturer.

Currently, the domestic size of the market for artificial joints is approximately 73.5 billion yen, which are used for medical treatment of osteoarthritis and chronic articular rheumatism, which are often seen among older people. Overseas manufacturers have been participating in the Japanese market for the past 40 years, and with abundant clinical experience, they control a majority in aggregate of market (Source: Yano Research Institute, Ltd.; 2002). However, there has been substantial demand from domestic medical institutions to develop artificial joints which match the body types and lifestyles of Japanese people, and Kyocera and Kobe Steel both have been providing such artificial joints, taking advantage of the merits of the features of the materials and processing technologies.

The Japanese demographic is aging, and to capture expanding market demands and provide outstanding products thereto, the new company must establish its business basis as soon as possible.

For this purpose, it is thought to be very important to integrate the advantages of the two leading companies, namely, the knowledge and processing technologies of Kyocera in ceramic materials and Kobe Steel in titanium materials and to maximize synergies resulting from the consolidation of their development, manufacturing and marketing divisions, in order to provide the high quality services demanded by medical institutions and to achieve business expansion and development.

Within three years, the new company will aim to control a 20% market share in the artificial joints market and continue to provide products and services which will contribute to the health of people all over the world, and hence, contribute to the progress and development of human society.

<Outline of New Company>

Company Name:	Japan Medical Materials Corporation (tentative name)
Date of Incorporation (scheduled):	September 1, 2004 * Commencing operations on the same day.
Capital Amount:	2,500 million yen
Shareholding Ratios:	Kyocera: 77% Kobe Steel: 23%
Number of Employees:	Approximately 400
Location of Headquarters:	Osaka-shi (scheduled)
Principal Businesses:	Development, manufacture and sale of artificial joints, artificial dental roots and other medical materials and medical equipment. Other business as total medical materials manufacturer.
Sales Target:	Approximately 30 billion yen in Fiscal 2008 (Approximately 15 billion yen at time of consolidation)
Reference:	Representatives, directors and auditors have not yet been decided, but the President shall be seconded from Kyocera.

<Where to Call relating to This Matter>

— For the Press:
Kyocera	Corporate Communications
	Head Office	TEL: 81-75-604-3727
	Tokyo	TEL: 81-3-3274-1577

Kobe Steel	Publicity Group
	Tokyo Head Office	TEL: 81-3-5739-6010
	Kobe Head Office	TEL: 81-78-261-4041
— For the Customers:
Kyocera	Bioceram Division	TEL: 81-75-604-3449
Kobe Steel	Medical Implants
	& Materials Division	TEL: 81-78-261-5311

<Reference>

Kyocera Corporation

Date of Incorporation:	April 1, 1959
Location of Headquarters:	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto
Representative Director and President:	Yasuo Nishiguchi
Capital Amount:	115,703 million yen (as of March 31, 2004)
Consolidated Sales:	1,140,814 million yen (March 2004)
Principal Businesses:	Business relating to fine ceramics, electronic devices, equipment and others
Outline of Company:

Kyocera group includes more than 170 companies throughout the world and engages in a variety of businesses, including various electronic components, mainly fine ceramics, mobile phones and solar batteries. Recently, it has focused on the business areas of “telecommunications and information processing”, “environmental protection” and “quality of life” as three targeted markets for the twenty first century and concentrated its business resources on such business areas. Kyocera group believes that the “quality of life” business is an important area in an era when people seek more richness in hearts and lifestyle. Among others, the medical material business is a promising area for future growth due to the forth-coming aging of society. Kyocera has been taking advantage of ceramic materials’ compatibility with the living body and has been providing artificial bone, artificial joints, artificial dental roots and other medical materials which help sustain the function of the living body for more than 30 years.

Kobe Steel, Ltd.

Date of Incorporation:	September 1, 1905
Location of Headquarters:	Shinko Bldg., 10-26, Wakinohama 2-chome, Chuo-ku, Kobe-shi, Hyogo
Representative Director and President:	Yasuo Inubushi
Capital Amount:	218,100 million yen (as of March 31, 2003)
Consolidated Sales:	1,204,700 million yen (March 2003)
Principal Businesses:	Business relating to steel, aluminum&copper, engineering, machinery, real estate, & other businesses.

Outline of Company:

Kobe Steel and the Kobe Steel group (including 194 subsidiaries and 70 affiliates) engage in various business activities by utilizing technologies and know-how in iron & steel, aluminum & copper, infrastructure & engineering, machinery, construction machinery, real estate, and various services. Kobe Steel is the pioneer of the titanium business, having first conducted research and development of titanium and explored its practical uses. The K-MAX artificial hip joint series, developed by Kobe Steel, have been completed by utilizing titanium alloy material and processing technologies that have been developed over many years, as well as design and manufacturing technologies based on bioengineering. Kobe Steel develops and manufactures artificial knee joints, hip screws, and other related products. Kobe Steel engages in business activities responsive to expected social needs in the forth-coming aging society.